Exhibit (a)(5)(C)

Yext, Inc. Announces Amendment and Extension of Previously Announced Modified Dutch Auction Tender Offer to Repurchase Shares of Common Stock

NEW YORK, March 4, 2026 — (BUSINESS WIRE) — Yext, Inc. (NYSE: YEXT), the leading brand visibility platform, today announced that it is amending its previously announced “modified Dutch Auction” tender offer for shares of its common stock to decrease the maximum aggregate purchase price of shares to be repurchased in the tender offer from $180,000,000 to $140,000,000. The decision follows a re-evaluation by Yext of the value of borrowing additional funds under Yext’s existing credit facilities due to the increased cost of such capital as a result of recent macro-economic developments, including geopolitical tensions, significant stress in the private capital markets, and increased inflationary concerns.

In connection with the amendment, Yext has extended the expiration time of the tender offer from 5:00 p.m., New York City time, on March 12, 2026 to 5:00 p.m., New York City Time on March 18, 2026 (unless further extended or earlier terminated). The closing price of Yext’s common stock on the New York Stock Exchange on March 3, 2026, the last full trading day before the amendment of the tender offer, was $5.67 per share.

Based on information provided by Broadridge Corporate Issuer Solutions, LLC, the depositary for the tender offer, to date, 3,000 shares have been tendered for purchase in the tender offer. Stockholders who have validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to the amendment and extension of the tender offer.

The information agent for the tender offer is D.F. King & Co., Inc. For all questions relating to the tender offer, please call the information agent toll-free at (800) 967-4614; banks and brokers may call the dealer manager, BofA Securities, Inc. at (646) 855-6770.

None of Yext, the members of its board of directors, the dealer manager, the information agent or the depositary, or any of their respective affiliates, makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the purchase price or purchase prices at which stockholders may choose to tender their shares in the tender offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their own financial advisors, tax advisors and/or brokers and read carefully and evaluate all of the information in the offer to purchase, the related letter of transmittal and other related materials (as they may be amended or supplemented), including the reasons for the tender offer.

About Yext, Inc.

Yext (NYSE: YEXT) is the leading brand visibility platform, built for a world where discovery and engagement happen everywhere—across AI search, traditional search, social media, websites, and direct communications. Powered by over 2 billion trusted data points and a suite of integrated products, Yext provides brands the clarity, control, and confidence to perform across digital channels. From real-time insights to AI-driven recommendations and execution at scale, Yext turns a brand's digital presence into a competitive advantage. Thousands of leading brands rely on Yext to stay visible, stay ahead, and grow. To learn more about Yext, visit Yext.com or follow us on LinkedIn and X.

Additional Information Regarding the Tender Offer

This press release and the descriptions contained herein are for informational purposes only and are not a recommendation to buy or sell, nor an offer to buy or the solicitation of an offer to sell, any shares of Yext’s common stock or any other securities of Yext. The tender offer is being made solely pursuant to the offer to purchase (as amended), the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be further amended or supplemented from time to time. Stockholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that Yext has filed with the United States Securities and Exchange Commission (the “SEC”) through Yext’s website at investors.Yext.com and at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 967-4614.

Forward-Looking Statements

This press release may include statements that may constitute “forward-looking statements,” regarding Yext's expectations, beliefs, intentions, or strategies regarding the future, including statements regarding the effects, benefits, and challenges of a potential tender offer, the timing of expiration and closing of the tender offer, the amount and the pricing of the tender offer and other terms and conditions of the tender offer and statements containing the words “believe,” “expect,” “will,” “should,” “could,” “estimate,” “anticipate,” or similar expressions. The actual success of the planned tender offer is subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in Yext’s business, financial condition or cash flows, and (4) the factors identified under “Risk Factors” in Yext’s Annual Report on Form 10-K for the fiscal year ended January 31, 2025, in Yext’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2025, and in other reports filed by Yext with the SEC. Yext undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

Contacts

Investor Relations
ir@yext.com

Public Relations
pr@yext.com